Filed by BioSante Pharmaceuticals, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File Number: 333-188174

Subject Company: BioSante Pharmaceuticals, Inc.

Exchange Act File Number: 001-31812

Joint Press Release of BioSante Pharmaceuticals, Inc. and ANIP Acquisition Company

Issued on May 8, 2013

FOR IMMEDIATE RELEASE	NASDAQ: BPAX

BioSante Pharmaceuticals and ANI Pharmaceuticals

Announce Special Meetings of Stockholders

to Consider Proposed Merger

Special Meetings of Stockholders Scheduled for June 19, 2013

BioSante Also Announces Record Date for Contingent Value Rights Distribution

LINCOLNSHIRE, Illinois and BAUDETTE, Minnesota (May 8, 2013) – BioSante Pharmaceuticals, Inc. (NASDAQ: BPAX) and ANIP Acquisition Company d/b/a ANI Pharmaceuticals, Inc. announced today that each company will hold a special meeting of its stockholders on Wednesday, June 19, 2013 to consider and vote on certain matters in connection with the proposed merger of a subsidiary of BioSante into ANI pursuant to the amended and restated agreement and plan of merger dated April 12, 2013.

BioSante and ANI have fixed the close of business on May 8, 2013 as the record date for the purpose of determining the stockholders who are entitled to notice of, and to vote at, their respective special meetings of stockholders.  The special meeting of BioSante stockholders will be held at 8:00 a.m., Central Time, at BioSante’s corporate office located at 111 Barclay Boulevard, Lincolnshire, Illinois 60069.  The special meeting of ANI’s stockholders will be held at 9:00 a.m., Eastern Time, at the offices of MVP Capital Partners located at 259 N. Radnor-Chester Road, Suite 130, Radnor, Pennsylvania 19087.  BioSante and ANI stockholders are encouraged to read the definitive joint proxy statement/prospectus in its entirety as it provides, among other things, a detailed discussion of the proposed merger, the merger agreement and the process that led to the proposed merger.

The issuance of BioSante shares in connection with the merger will require the affirmative vote of a majority of the BioSante shares present and entitled to vote at the BioSante stockholders meeting called to consider such issuance (assuming a quorum is present). Unvoted shares will not prevent the issuance of shares in the merger from being approved. The merger also must be approved by ANI stockholders. In addition to the approval of BioSante and ANI stockholders, the completion of the merger is subject to other customary closing conditions.

BioSante stockholders who need assistance in voting their shares or who have questions regarding BioSante’s special meeting may contact AST Phoenix Advisors toll-free at (877) 478-5038.

BioSante also announced today that its board of directors has set the close of business on June 19, 2013, the date of the special meeting of BioSante stockholders, as the record date with respect to the anticipated distribution of contingent value rights (CVRs), to holders of BioSante common stock, providing payment rights arising from a future sale, transfer, license or similar transaction(s) involving BioSante’s LibiGel® (female testosterone gel), including if ANI were to market LibiGel on its own based on BioSante clinical data with less than $2.5 million further spending in clinical development and related costs.  Although BioSante’s board of directors has set the record date for such distribution, BioSante’s board of directors has not authorized yet or declared the distribution and does not intend to do so until after BioSante stockholders and ANI stockholders have approved the merger and all related matters being submitted to a vote of such stockholders. The CVR distribution will be effected immediately prior to, but contingent upon, completion of the merger.

BioSante and ANI expect to close the merger as soon as practicable following receipt of approval of the proposals by BioSante stockholders and ANI stockholders at their respective special meetings.

Under the terms of the merger agreement, if the proposed merger is completed, a newly formed subsidiary of BioSante will merge with and into ANI, with ANI continuing as the surviving company and a wholly owned subsidiary of BioSante. Upon completion of the merger, BioSante will issue to ANI stockholders shares of BioSante common stock such that the ANI stockholders at the effective time of the merger will own 57 percent of the combined company’s shares of common stock outstanding, and the BioSante stockholders at the effective time of the merger will own 43 percent.

Upon completion of the merger, the combined company will operate under the leadership of the ANI management team, with Arthur S. Przybyl serving as president and chief executive officer. In addition to Mr. Przybyl, the board of directors of the combined company is expected to have two current directors from BioSante and four current ANI directors.

About BioSante Pharmaceuticals, Inc.

BioSante’s corporate strategy is to develop high value medically-needed pharmaceutical products and to implement strategic alternatives with respect to its products and its company, including licenses, business collaborations and other business combinations or transactions with other pharmaceutical and biotechnology companies.  BioSante’s products include LibiGel® (transdermal testosterone gel) for the treatment of female sexual dysfunction (FSD), specifically hypoactive sexual desire disorder (HSDD), which is in Phase III development.  BioSante’s other products include an FDA-approved testosterone gel for male hypogonadism, which is licensed to Teva Pharmaceuticals USA, Inc., and the Pill-Plus™, an oral contraceptive in development by Pantarhei Bioscience B.V.  BioSante’s first FDA-approved product, Elestrin™ (estradiol gel) indicated for the treatment of hot flashes associated with menopause, is marketed in the U.S. by Meda Pharmaceuticals, Inc., BioSante’s licensee.  Additional information is available online at: www.biosantepharma.com.

About ANI Pharmaceuticals, Inc.

ANI Pharmaceuticals is a fully integrated specialty branded and generic pharmaceutical company developing, manufacturing, and marketing branded and generic prescription pharmaceuticals.  In two facilities with combined manufacturing, packaging and laboratory capacity totaling 173,000 square feet, ANI manufactures oral solid dose products, as well as liquids and topicals, including narcotics and those that must be manufactured in a fully contained environment due to their potency and/or toxicity.  ANI also performs contract manufacturing for other pharmaceutical companies.  Over the last two years ANI has launched three new products and has 11 products in development.  ANI’s targeted areas of product development include narcotics, anti-cancers and hormones (potent compounds), and extended release niche generic Rx product opportunities. For more information, please visit www.anipharmaceuticals.com.

Forward-Looking Statements

To the extent any statements made in this release deal with information that is not historical, these are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the proposed merger, the terms, timing, conditions to and anticipated completion of the proposed merger, the composition of the combined company’s board of directors and management team; the anticipated distribution to BioSante stockholders of contingent value rights (CVRs) immediately prior to the merger and the terms, timing and value of such CVRs, the potential benefits of the proposed transaction to BioSante stockholders and ANI stockholders, the combined company’s plans, objectives, expectations and intentions with respect to future operations and products, the anticipated financial position, operating results and growth prospects of the combined company and other statements that are not historical in nature, particularly those that utilize terminology such as “anticipates,” “will,” “expects,” “plans,” “potential,” “future,” “believes,” “intends,” “continue,” other words of similar meaning, derivations of such words and the use of future dates. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Uncertainties and risks may cause BioSante’s and the combined company’s actual results to be materially different than those expressed in or implied by such forward-looking statements. Particular uncertainties and risks include, among others, the failure of BioSante stockholders to approve the transaction, the failure of either party to meet the conditions to closing of the transaction; delays in completing the transaction and the risk that the transaction may not be completed at all; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the businesses of BioSante and ANI may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption during the pendency of and following the transaction, including adverse effects on employee retention and on business relationships with third parties; the risk that the CVRs may not be paid out or result in any value to BioSante stockholders; general business and economic conditions; the combined company’s need for and ability to obtain additional financing; the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals and achieving market acceptance; the marketing success of BioSante’s and the combined company’s licensees or sublicensees.  More detailed information on these and additional factors that could affect BioSante’s actual results are described in BioSante’s filings with the Securities and Exchange Commission, including its most recent annual report on Form 10-K.  All forward-looking statements in this news release speak only as of the date of this news release and are based on BioSante´s current beliefs and expectations. BioSante undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed merger between BioSante and ANI and related matters involving BioSante and ANI.  In connection with the proposed transaction, BioSante has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials, which registration statement was declared effective by the SEC today.  The final joint proxy statement/prospectus will be sent to the stockholders of BioSante and ANI.  Investors and security holders are urged to read the joint proxy statement/prospectus (including any amendments or supplements) and other documents filed with the SEC carefully in their entirety because they contain important information about BioSante, ANI and the proposed transaction.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by BioSante at the SEC’s web site at

www.sec.gov.  Free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC also can be obtained by directing a request to BioSante, Attention: Investor Relations, telephone: (847) 478-0500.  In addition, investors and security holders may access copies of the documents filed with the SEC by BioSante on BioSante’s website at www.biosantepharma.com.

BioSante and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction described in this release.  Information regarding BioSante’s directors and executive officers is available in BioSante’s annual report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of BioSante’s directors and executive officers in the proposed transaction by reading the definitive joint proxy statement/prospectus.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For more information about BioSante, please contact:

Phillip B. Donenberg

(847) 478-0500 ext. 120

info@biosantepharma.com

For more information about ANI, please contact:

Arthur S. Przybyl

(218) 634-3608

arthur.przybyl@anipharmaceuticals.com